                                  SCHEDULE 13G

                                 (RULE 13D-102)

Information to be Included in Statements filed Pursuant to Rule 13d-1(b) and (c)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No.         )*
                                           --------

                      Tropical Sportswear Int'l Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   89708P 10 2
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89708P 10 2                13G                      Page 2 of 9 Pages

--------------------------------------------------------------------------------
    1       Names of Reporting Persons/I.R.S. Identification Nos. of
            Above Persons (Entities Only)

            William W. Compton
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group          (a)   [ ]
            (See Instructions)                                        (b)   [X]

--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Citizenship or Place of Organization

            United States
--------------------------------------------------------------------------------
               Number of          5    Sole Voting Power
                Shares                 728,436 (See Item 2(a) and Item
             Beneficially              4(a))
               Owned by      ---------------------------------------------------
                 Each             6    Shared Voting Power
               Reporting               216,000 (See Item 2(a) and Item
              Person With              4(a))
                             ---------------------------------------------------
                                  7    Sole Dispositive Power
                                       728,436  (See Item 4(a))
                             ---------------------------------------------------
                                  8    Shared Dispositive Power
                                       216,000 (See Item 2(a) and Item 4(a))
--------------------------------------------------------------------------------
    9       Aggregate Amount Beneficially Owned by Each Reporting
            Person

            944,436 (See Items 2(a) and 4(a))
--------------------------------------------------------------------------------
   10       Check if the Aggregate Amount in Row (9) Excludes Certain
            Shares                                                         [ ]
            (See Instructions)
--------------------------------------------------------------------------------
   11       Percent of Class Represented by Amount in Row (9)

            12.41%
--------------------------------------------------------------------------------
   12       Type of Reporting Person (See Instructions)

            IN
--------------------------------------------------------------------------------

CUSIP NO. 89708P 10 2                13G                      Page 3 of 9 Pages

--------------------------------------------------------------------------------
    1       Names of Reporting Persons/I.R.S. Identification Nos. of
            Above Persons (Entities Only)

            Linda L. Compton
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group         (a)   [ ]
            (See Instructions)                                       (b)   [X]

--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Citizenship or Place of Organization

            United States
--------------------------------------------------------------------------------
               Number of           5    Sole Voting Power
                Shares                  0
             Beneficially      -------------------------------------------------
               Owned by            6    Shared Voting Power
                 Each                   216,000 (See Item 2(a) and
               Reporting                Item 4(a))
              Person With      -------------------------------------------------
                                   7    Sole Dispositive Power
                                        0
                               -------------------------------------------------
                                   8    Shared Dispositive Power
                                        216,000 (See Item 2(a) and
                                        Item 4(a))
--------------------------------------------------------------------------------
    9       Aggregate Amount Beneficially Owned by Each Reporting
            Person

            216,000 (See Item 2(a) and Item 4(a))
--------------------------------------------------------------------------------
   10       Check if the Aggregate Amount in Row (9) Excludes Certain
            Shares                                                        [  ]
            (See Instructions)
--------------------------------------------------------------------------------
   11       Percent of Class Represented by Amount in Row (9)

            2.84%
--------------------------------------------------------------------------------
   12       Type of Reporting Person (See Instructions)

            IN
--------------------------------------------------------------------------------

CUSIP NO. 89708P 10 2                13G                       Page 4 of 9 Pages

--------------------------------------------------------------------------------
    1       Names of Reporting Persons/I.R.S. Identification Nos. of
            Above Persons (Entities Only)

            Compton Family Limited Partnership
--------------------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group            (a) [ ]
            (See Instructions)                                          (b) [X]

--------------------------------------------------------------------------------
    3       SEC Use Only

--------------------------------------------------------------------------------
    4       Citizenship or Place of Organization

            Nevada limited partnership
--------------------------------------------------------------------------------
               Number of         5    Sole Voting Power
                Shares                (See Item 2(a) and Item 4(a))
             Beneficially     --------------------------------------------------
               Owned by          6    Shared Voting Power
                 Each                 (See Item 2(a) and Item 4(a))
               Reporting      --------------------------------------------------
              Person With        7    Sole Dispositive Power
                                      (See Item 2(a) and Item 4(a))
                              --------------------------------------------------
                                 8    Shared Dispositive Power
                                      (See Item 2(a) and Item 4(a))
--------------------------------------------------------------------------------
    9       Aggregate Amount Beneficially Owned by Each Reporting
            Person

            (See Item 2(a) and Item 4(a))
--------------------------------------------------------------------------------
   10       Check if the Aggregate Amount in Row (9) Excludes Certain
            Shares                                                          [ ]
            (See Instructions)
--------------------------------------------------------------------------------
   11       Percent of Class Represented by Amount in Row (9)

            (See Item 4(b))
--------------------------------------------------------------------------------
   12       Type of Reporting Person (See Instructions)

            PN
--------------------------------------------------------------------------------

CUSIP NO. 89708P 10 2                 13G                     Page 5 of 9 Pages

ITEM 1(A)         Name of Issuer:

                  Tropical Sportswear Int'l Corporation

ITEM 1(B)         Address of Issuer's Principal Executive Offices:

                  4902 West Waters Avenue
                  Tampa, Florida  33634-1302

ITEM 2(A)         Names of Persons Filing:

                  William W. Compton
                  Linda L. Compton
                  Compton Family Limited Partnership

                  Compton Family Limited Partnership ("CFLP") is the owner of record of 216,000 shares of the Issuer, and is a person as defined in Section 13(g)(6) of the Securities Exchange Act of 1934, as amended. William W. Compton ("WWC") and Linda L. Compton ("LLC"), who are husband and wife, are the only general partners and limited partners of CFLP. As general partners of CFLP, WWC and LLC have voting and dispositive power over the shares owned by CFLP.

ITEM 2(B)         Address of Principal Office or, if None, Residence:

                  William W. Compton, 4902 West Waters Avenue, Tampa, FL 33634-1302
                  Linda L. Compton, 7225 North Mobly, Odessa, FL 33556 Compton Family Limited Partnership, 7706 Lake Cypress Drive, Odessa, FL 33556

ITEM 2(C)         Citizenship:

                  William W. Compton is a United States Citizen
                  Linda L. Compton is a United States Citizen
                  Compton Family Limited Partnership is a Nevada limited partnership

ITEM 2(D)         Title of Class of Securities:

                  Common Stock, par value $.01

ITEM 2(E)         CUSIP Number:

                  89708P 10 2

ITEM 3.           The persons filing this Schedule 13G are:

                  Not applicable.

CUSIP NO. 89708P 10 2              13G                         Page 6 of 9 Pages

ITEM 4.  OWNERSHIP.

           (a)    Amount beneficially owned:

                  William W. Compton:  944,436 shares
                  Linda L. Compton:  216,000 shares
                  Compton Family Limited Partnership:  See below.

                  Compton Family Limited Partnership ("CFLP") is the owner of record of 216,000 shares of the Issuer, and is a person as defined in Section 13(g)(6) of the Securities Exchange Act of 1934, as amended. William W. Compton ("WWC") and Linda L. Compton ("LLC"), who are husband and wife, are the only general and limited partners of CFLP, and each hold a 50% interest in CFLP. As general partners of CFLP, WWC and LLC have voting and dispositive power over the shares owned by CFLP. The beneficial ownership of Compton includes 7,833 shares which he has the right to acquire pursuant to currently exercisable stock options.

           (b)    Percent of class:

                  William W. Compton:  12.41%
                  Linda L. Compton:  2.84%
                  Compton Family Limited Partnership:  See Item 4(a) above.

           (c)    The number of shares as to which William W. Compton has:

                  (i)      Sole power to vote or to direct the vote:  728,436
                           shares

                  (ii)     Shared power to vote or to direct the vote:
                           216,000 shares

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  728,436 shares

                  (iv) Shared power to dispose or to direct the disposition of: 216,000 shares

                  The number of shares as to which Linda L. Compton has:

                  (i)      Sole power to vote or to direct the vote:  0
                           shares

                  (ii)     Shared power to vote or to direct the vote:
                           216,000 shares

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  0 shares

                  (iv) Shared power to dispose or to direct the disposition of: 216,000 shares

CUSIP NO. 89708P 10 2                13G                      Page 7 of 9 Pages


                  The number of shares as to which Compton Family Limited Partnership has:

                  (i)      Sole power to vote or to direct the vote:  See
                           Item 4(a) above.

                  (ii)     Shared power to vote or to direct the vote:  See
                           Item 4(a) above.

                  (iii)    Sole power to dispose or to direct the
                           disposition of:  See Item 4(a) above.

                  (iv) Shared power to dispose or to direct the disposition of: See Item 4(a) above.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           William W. Compton:  IN
           Linda L. Compton:  IN
           Compton Family Limited Partnership:  PN

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable.

CUSIP NO. 89708P 10 2              13G                         Page 8 of 9 Pages

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Compton Family Limited Partnership
                                             A Nevada limited partnership


                                             By:/s/ William W. Compton
                                             ----------------------------------
                                             William W. Compton, General Partner


Dated:  February 12, 1998                    By:/s/ Linda L. Compton
                                             ----------------------------------
                                             Linda L. Compton, General Partner



Dated:  February 12, 1998                    /s/ William W. Compton
                                             ----------------------------------
                                             William W. Compton, Individually



                                             /s/ Linda L. Compton
                                             ----------------------------------
Dated:  February 12, 1998                    Linda L. Compton, Individually

CUSIP NO. 89708P 10 2              13G                         Page 9 of 9 Pages


                             JOINT FILING AGREEMENT

           William W. Compton, Linda L. Compton, and Compton Family Limited Partnership, a Nevada limited partnership (the "Filing Persons") hereby agree to file jointly the Schedule 13G to which this Joint filing Agreement is attached and any amendments thereto, as permitted by Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended. Each Filing Person agrees that the information set forth in such Schedule 13G and any amendments thereto with respect to that Filing Person will be true, complete and correct as of the date of that Schedule 13G or any amendment, to the best of that Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representations as to the accuracy or adequacy of the information set forth in the Schedule 13G or any amendments thereto with respect to the other Filing Person. Each Filing Person shall notify the other Filing Person Promptly if any of the information set forth in the Schedule 13G or any amendments thereto becomes inaccurate in any material respect or if the that person learns of information which would require an amendment to the Schedule 13G.

           IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 12th day of February, 1998.



                                 /s/ William W. Compton
                                 -------------------------------------------
                                 William W. Compton, Individually



                                 /s/ Linda L. Compton
                                 -------------------------------------------
                                 Linda L. Compton, Individually


                                 Compton Family Limited Partnership
                                 -------------------------------------------
                                 A Nevada limited partnership


                                 By:/s/ William W. Compton
                                    ----------------------------------------
                                     William W. Compton, General Partner


                                 By:/s/ Linda L. Compton
                                    ----------------------------------------
                                     Linda L. Compton, General Partner